February 13, 2024

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Nicholas Nalbantian
Lilyanna Peyser

Re:	SinglePoint Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1 Filed February 13, 2024 File No. 333-269516

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective on February 14, 2024 at 4:30 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with Andrew Terjesen of McGuireWoods at (704) 343-2024, or in his absence, Stephen Older of McGuireWoods LLP at (212) 548-2122.

Thank you for your assistance in this matter.

Very truly yours,

/s/ William Ralston
William Ralston
CEO
SinglePoint Inc.